mwe.com

March 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jacqueline Kaufman Lilyanna Peyser Perry Hindin

	Re:	A. M. Castle & Co. Registration Statement on Form S-4 File No. 333-236682 Tender Offer Statement on Schedule TO File No. 005-31304

Dear Mr. Hindin:

Further to our conversation and oral comments to Amendment No. 1 to the above referenced Registration Statement on Form S-4 filed with the Commission on March 17, 2020 conveyed by the Staff, we confirm the following:

1.  In response to Comment #1 in the Staff’s comment letter dated March 3, 2020 (the “Comment Letter”), we confirm that the references to Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) contained in the Forward Looking Statement safe harbor appearing on page iii of the Registration Statement will be deleted.  This revision will be reflected in either (i) a pre-effective amendment to the Registration Statement or (ii) the final prospectus filed pursuant to Rule 424 of the Securities Act.

2.  In response to Comment #4 in the Comment Letter, we confirm that the notes being solicited in connection with the exchange offer were issued in a private placement transaction and were not registered under either the Securities Act or the Exchange Act nor has a resale registration statement been filed in connection with the notes.  The notes are therefore not subject to Section 15(d) or Section 12(g) of the Exchange Act.  Furthermore, the notes are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association  As such, the transaction is not subject to Exchange Act Rule 13e-3.

Please contact me at (312) 984-7617 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Amendment No. 1 to the Registration Statement on Form S-4.

Sincerely,

/s/ Eric Orsic

cc:	Marec E. Edgar, President and Chief Executive Officer

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